FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                          SUBJECT COMPANY SEC FILE NO. 001-14256

The communication filed herewith is a memorandum sent to Kerr-McGee employees in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.



[GRAPHIC OMITTED][GRAPHIC OMITTED]

To:   Kerr-McGee Oil & Gas and Shared Services Employees

From: Executive Steering Committee for the Kerr-McGee - Westport
      Resources Transition Team

Date: April 14, 2004

Re:   Transition Team

     As many of you who attended the meetings this past week may recall, we are intent on expediting the timely and effective merger of Kerr-McGee Corp. with Westport Resources Corp. to capitalize on the high quality assets of both companies and the human resource strengths in our organizations.

     To facilitate the desired integration of our organizations, we have identified a Transition Team and an Executive Steering Committee to coordinate the effort overall for Kerr-McGee and Westport to ensure that the appropriate employees are involved in the process. Activities will include the identification of efficiencies to be gained by the Kerr-McGee - Westport merger in all areas of operations and shared services. The team also will develop the organizational structure to support the "best practices" concept going forward for Kerr-McGee, as we build on this merger. We will strive to accomplish our stated goals and emerge as a strong, efficient and consolidated organization that will maximize the value of our combined assets and provide opportunities for the most qualified employees.

     The Executive Steering Committee will provide oversight to the Transition Team and will include:

o    Dave Hager senior vice president, Oil & Gas - Kerr-McGee
o    Fran Heartwell vice president, Human Resources - Kerr-McGee
o    Mike Rauh vice president and controller - Kerr-McGee
o    John Reichenberger vice president and deputy general counsel - Kerr-McGee
o    Barth Whitham president and chief operating officer -Westport Resources

     The Transition Team members will include the following Kerr-McGee and Westport Resources employees:

Kerr-McGee
----------
o Darrell Hollek vice president, Exploration, Production and Development, U.S. onshore and Chairman of the Transition Team
o    Tim Blaine vice president and controller, Oil & Gas
o    Joe Flake vice president, Business Services
o    Al Harris vice president, Information Management & Technology
o    Bill Layton vice president and general counsel, Oil & Gas
o Chuck Meloy vice president, Exploration, Production and Development, Gulf of Mexico
o    Joe Moore director, Human Resources and Administration, Oil & Gas

Westport Resources
------------------
o    Ken Anderson vice president, Accounting
o    Brian Bess vice president, Engineering
o    Rex Christensen manager, Property Administration
o    Paul Dorr manager, Business Development
o    Grant  Henderson  executive vice  president and general  manager - Southern
     Division
o    Brad Jordan manager, Information Systems
o    Mike Morella controller
o    Patty Sweeney manager, Human Resources

     Jay Hawkins,  Kerr-McGee's  director of  Organizational  Development,  will
serve  as  the   Transition   Team's   facilitator.   The  team  plans  to  have
recommendations to the Executive Steering Committee by May 15, 2004.

     Please join us in giving your support to the team members and in making the merger of these two great companies a successful endeavor.

                           IMPORTANT LEGAL INFORMATION

THIS MEMO IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR   AND   SECURITY   HOLDERS   ARE   URGED  TO  READ  THE   JOINT   PROXY
STATEMENT/PROSPECTUS   REGARDING  THE  PROPOSED   TRANSACTION  WHEN  IT  BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

     The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission (SEC) by Kerr-McGee Corporation and Westport Resources Corp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corp. with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding Kerr-McGee's directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC. Information regarding Westport Resources' directors and officers is available in the Proxy Statement for its 2003 Annual Meeting of Stockholders, filed April 21, 2003 with the SEC. Other information about the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC.